SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           __________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                     ALSTOM
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Ordinary Shares, nominal value(euro)1.25
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   021244108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 23, 2003
--------------------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d - 1(b)
[X]  Rule 13d - 1(c)
[ ]  Rule 13d - 1(d)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

          The information required in the remainder of this cover page shall be deemed to be "filed' for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 021244108                   13G                    Page 2 of 10 Pages

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Banque Federale des Banques Populaires S.A.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |X|
                                                                    (b) |_|

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        France


                    5      SOLE VOTING POWER

  NUMBER OF                0
   SHARES
BENEFICIALLY        6      SHARED VOTING POWER
   OWNED BY
     EACH                  52,031,545
  REPORTING
 PERSON WITH        7      SOLE DISPOSITIVE POWER

                           0

                    8      SHARED DISPOSITIVE POWER

                           52,031,545

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,031,545


10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*

        N/A


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.4 %

12      TYPE OF REPORTING PERSON*

        CO

CUSIP No. 021244108                   13G                    Page 3 of 10 Pages

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Natexis Banques Populaires S.A.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |X|
                                                                    (b) |_|

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        France


                    5      SOLE VOTING POWER

  NUMBER OF                0
   SHARES
BENEFICIALLY        6      SHARED VOTING POWER
   OWNED BY
     EACH                  52,031,545
  REPORTING
 PERSON WITH        7      SOLE DISPOSITIVE POWER

                           0

                    8      SHARED DISPOSITIVE POWER

                           52,031,545

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,031,545


10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*

        N/A


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.4 %

12      TYPE OF REPORTING PERSON*

        CO

CUSIP No. 021244108                   13G                    Page 4 of 10 Pages

Item 1(a).   Name of Issuer:

             ALSTOM

Item 1(b).   Address of Issuer's Principal Executive Offices:

             25, avenue Kleber, 75116 Paris, France

Item 2(a)    Name of Person Filing:

             Banque Federale des Banques Populaires S.A.
             Natexis Banques Populaires S.A.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             Banque Federale des Banques Populaires S.A. has its registered office at 5, rue Le Blanc, 75015 Paris, France
             Natexis Banques Populaires S.A. has its registered office at 45, rue Saint-Dominique, 75007 Paris, France

Item 2(c)    Citizenship:

             See Item 4 of Cover Pages.

Item 2(d)    Title of Class of Securities:

             Ordinary Shares, nominal value(euro)1.25

Item 2(e)    CUSIP Number:

             021244108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             Not Applicable

Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)   Amount beneficially owned: See Item 9 of Cover Pages
             (b)   Percent of class: See Item 11 of Cover Pages
             (c)   Number of shares as to which the person has:
                   (i)  Sole power to vote or direct the vote:
                        See Item 5 of Cover Pages
                  (ii)  Shared power to vote or direct the vote:
                        See Item 6 of Cover Pages
                 (iii)  Sole power to dispose or to direct the disposition of:
                        See Item 7 of Cover Pages
                  (iv)  Shared power to dispose or to direct the disposition of:
                        See Item 8 of Cover Pages

CUSIP No. 021244108                   13G                    Page 5 of 10 Pages

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

             Not Applicable


Item 8.      Identification and Classification of Members of the Group.

             Please see Exhibit I


Item 9:      Notice of Dissolution of Group.

             Not Applicable


Item 10.     Certifications

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 021244108                   13G                    Page 6 of 10 Pages

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   December 31, 2003



                                                   /s/ CASASSA Francois
                                                   --------------------
                                                   By: CASASSA Francois
                                                   Title: General Secretary

CUSIP No. 021244108                   13G                    Page 7 of 10 Pages

                                Table of Exhibits


Exhibit I    Identification and Classification of Members of the Group

Exhibit II Joint Filing Agreement between Banque Federale des Banques Populaires S.A. and Natexis Banques Populaires S.A.